UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                  SCHEDULE 13G

                            _________________________

                    INFORMATION TO BE INCLUDED IN STATEMENTS
          FILED PURSUANT TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS
                      THERETO FILED PURSUANT TO RULE 13D-2

                                (AMENDMENT NO. )*

                          RAPTOR PHARMACEUTICALS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    75381H103
                                 (CUSIP NUMBER)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |      Rule 13d-1 (b)
|X|      Rule 13d-1 (c)
| |      Rule 13d-1 (d)



_________________________
* The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75381H103                    13G                     Page 2 of 7 Pages



1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (ENTITIES ONLY):   Nicholas Stergis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /x/

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

         NUMBER OF SHARES            5. SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON    6. SHARED VOTING POWER:   4,250,133
         WITH
                                     7. SOLE DISPOSITIVE POWER: 0

                                     8. SHARED DISPOSITIVE POWER: 4,250,133

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,250,133

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES:*/ /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 12.25%

12.      TYPE OF REPORTING PERSON*: IN

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CUSIP NO. 75381H103                    13G                     Page 3 of 7 Pages



13. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Flower Ventures, LLC

14.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) /x/

15.      SEC USE ONLY

16.      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

         NUMBER OF SHARES            17.  SOLE VOTING POWER: 0
         BENEFICIALLY OWNED
         BY EACH REPORTING PERSON    18.  SHARED VOTING POWER:   4,250,133
         WITH
                                     19.  SOLE DISPOSITIVE POWER: 0

                                     20.  SHARED DISPOSITIVE POWER: 4,250,133

21.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,250,133

22.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES:*/ /

23.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 12.25%

24.      TYPE OF REPORTING PERSON*: OO

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CUSIP NO. 75381H103                    13G                     Page 4 of 7 Pages





       Schedule 13G of Nicholas Stergis and Flower Ventures, LLC with respect to the common stock, par value $.001 per share (the "Common Stock") of Raptor Pharmaceuticals Corp., a Delaware corporation (the "Company").

ITEM 1 (a)        NAME OF ISSUER:
                  Raptor Pharmaceuticals Corp.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  9 Commercial Blvd., Suite 200, Novato, CA 94949

ITEM 2 (a)        NAME OF PERSON FILING:
                  Nicholas Stergis
                  Flower Ventures, LLC

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Nicholas Stergis
                  801 Brickell Avenue
                  9th Floor
                  Miami, Florida 33131

                  Flower Ventures, LLC
                  801 Brickell Avenue
                  9th Floor
                  Miami, Florida 33131


ITEM 2 (c)        CITIZENSHIP:
                  Nicholas Stergis is a citizen of the United States of America.
                  Flower Ventures, LLC is a Delaware limited liability company.

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:
                  Common Stock, par value $.001 per share (the "Common Shares")

ITEM 2 (e)        CUSIP NUMBER:
                  75381H103

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CUSIP NO. 75381H103                    13G                     Page 5 of 7 Pages



ITEM (3) IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

                (a) ( ) Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act")
                (b) ( )  Bank as defined in Section 3(a)(6) of the Act
                (c) ( ) Insurance Company as defined in Section 3(a)(19) of the Act
                (d) ( ) Investment Company registered under Section 8 of the Investment Company Act of 1940
                (e) ( ) An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                (f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
                (g) ( )  A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);
                (h) ( )  A savings association as defined in Section 3(b)
                         of the Federal Deposit Insurance Act;
                (i) ( ) A church plan that is excluded from the definition of an investment company under
                         Section  3(c)(14) of the Investment Company Act;
                (j) ( )  A Group, in accordance with Rule
                         13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

ITEM 4.   OWNERSHIP

                (a) Amount Beneficially Owned:
                    4,250,133

                (b) Percentage of Class:
                    12.25% (based on the 33,700,332 shares of common stock reported to be outstanding by the Issuer as of November 9, 2007, plus an aggregate of 1,000,796 shares assumed issued upon the exercise of warrants held by the filing persons)

                (c) Number of shares as to which such  person  has:

                    (i)   sole power to vote or to direct the vote: 0
                    (ii)  shared power to vote or to direct the vote: 4,250,133
                    (iii) sole  power to dispose or to direct the  disposition of : 0
                    (iv)  shared power to dispose to direct the disposition of:
                          4,250,133
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CUSIP NO. 75381H103                    13G                     Page 6 of 7 Pages




          Nicholas Stergis is the managing member of Flower Ventures, LLC. Nicholas Stergis has the power to vote and dispose of the shares of common stock held by the filing persons.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          Not applicable.

ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO. 75381H103                    13G                     Page 7 of 7 Pages





                                    SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2007



/s/ Nicholas Stergis
---------------------
Nicholas Stergis


FLOWER VENTURES, LLC

By: /s/ Nicholas Stergis
------------------------
      Name: Nicholas Stergis
      Title: Managing Member